U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.  Name and Address of Reporting Person:
 Ben Hwang, 2691 Richter Avenue, #124, Irvine, CA 92606
2.  Issuer Name and Ticker or Trading Symbol: Lexon Technologies, Inc. "LEXO"
3.  IRS or Social Security Number of Reporting Person (Voluntary):
4.  Statement for (Month/Day/Year): 1/07/03
5.  If Amendment, Date of Original (Month/Day/Year):
6.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below (X) 10% Owner ( ) Other
     Title:
7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned
1. Title of Security: Common Stock
2. Transaction Date (Month/Day/Year): 1/07/03
3. Transaction Code: J
4. Securities Acquired (A) or Disposed of (D):
               305,000 shares (D) transfer of ownership, no share sale
5. Amount of Securities Beneficially Owned Following Reported Transaction(s):
               2,366,250 shares
6. Ownership Form: Direct(D)or Indirect(I): (I)
7. Nature of Indirect Beneficial Ownership: Mr. Hwang is the manager and controlling partner of J&B Hwang, LLC, a family limited liability company which holds 2,000,000 shares, and also has a 25% membership interest in PAC21C, LLC, an entity which holds 1,465,000 shares.

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
1. Title of Derivative Security: n/a
2. Conversion or Exercise Price of Derivative Security: n/a
3. Transaction Date (Month/Day/Year): n/a
4. Transaction Code: n/a
5. Number of Derivative Securities Acquired (A) or Disposed of (D): n/a
6. Date Exercisable and Expiration Date (Month/Day/Year): n/a
7. Title and Amount of Underlying Securities: n/a
8. Price of Derivative Security: n/a
9. Number of Derivative Securities Beneficially Owned at End of Month: n/a
10. Ownership Form of Derivative Security, Direct (D) or Indirect (I): n/a
11.  Nature of Indirect Beneficial Ownership: n/a

Explanation of Responses:

One of the members of PAC21C, LLC, resigned and took a distribution of his ownership in the form of 305,000 shares of common stock owned of record by PAC21C, LLC.

Signature of Reporting Person: /S/ Ben Hwang
Date: 1/09/03